August 2010 Pricing Sheet dated August 27, 2010 relating to Preliminary Pricing Supplement No. 501 dated August 26, 2010 to Registration Statement No. 333-156423 Filed pursuant to Rule 433
S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities and Commodities
Trigger Securities due August 31, 2012
Based on the Performance of a Hybrid Basket Composed of Shares of the iShares® MSCI Emerging Markets Index Fund and Gold
PRICING TERMS – AUGUST 27, 2010
Issuer:	Morgan Stanley
Issue price:	$1,000 per security
Stated principal amount:	$1,000 per security
Pricing date:	August 27, 2010
Original issue date:	August 31, 2010 (2 business days after the pricing date)
Maturity date:	August 31, 2012
Aggregate principal amount:	$2,876,000
Basket:	Basket component	Bloomberg ticker symbol	Weighting	Initial price
	Shares of iShares® MSCI Emerging Markets Index Fund (“EEM shares”)	EEM	70%	$40.50
	Gold	GOLDLNPM	30%	$1,235
Payment at maturity:	•	If the basket percent increase is positive,
$1,000 + upside payment; subject to the maximum payment at maturity
In no event will the payment at maturity exceed the maximum payment at maturity.
	•	If the final basket performance factor is less than or equal to 100% but the basket performance factor has not decreased to or below the trigger level on any trading day during the observation period:
$1,000
	•	If the final basket performance factor is less than or equal to 100% and the basket performance factor has decreased to or below the trigger level on one or more trading days during the observation period:
$1,000 x final basket performance factor
This amount will be less than or equal to the stated principal amount of $1,000, which may result in a loss of some or all of your investment.
Maximum payment at maturity:	$1,330 per security (133% of the stated principal amount)
Upside payment:	$1,000 x basket percent increase x participation rate
Participation rate:	100%
Trigger level:	65%
Observation period:	Each trading day on which there is no market disruption event with respect to either basket component during the period from but excluding the pricing date to and including the valuation date
Basket percent increase:
The sum of the products of (x) the final price for each basket component minus the initial price for such basket component divided by the initial price of such basket component times (y) the basket component weighting for such basket component.

Final basket performance factor:	Basket performance factor on the valuation date
Basket performance factor:
The sum of the products of (x) the basket component price for each basket component divided by the initial price for such basket component times (y) the basket component weighting for such basket component.

Valuation date:	August 28, 2012, subject to adjustment for each basket component separately in the event of non-trading days or market disruption events.
Initial price:
In the case of the EEM shares, the closing price of one EEM share on the pricing date, and in the case of gold, the afternoon gold fixing price per troy ounce of gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market and published by the LBMA on the pricing date.  See, “Basket––Initial price” above.

Final price:	The final price for each basket component will be the basket component price of such basket component on the valuation date
Basket component price:
The basket component price on any trading day means (i) In the case of the EEM shares, the closing price of one EEM share on such trading day times the adjustment factor on such day and (ii) in the case of gold, the price corresponding to that set out above in the definition of initial price on such trading day.

Adjustment factor:	1.0, subject to adjustment in the event of certain corporate events affecting the EEM shares.
Interest:	None
CUSIP:	617482ND2
ISIN:	US617482ND24
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. Incorporated (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Security	$1,000	$16.875	$983.125
Total	$2,876,000	$48,532.50	$2,827,467.50
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., fixed sales commission of $16.875 for each security they sell.  For additional information, see “Description of Securities––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 501 dated August 26, 2010
Prospectus Supplement dated December 23, 2008        Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.